

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

Via E-mail
Michael D. Baumann
Chairman and Chief Executive Officer
Trade Street Residential, Inc.
19950 West Country Club Drive, Suite 800
Aventura, Florida 33180

> **Re:    Trade Street Residential, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed March 29, 2013**
> **File No. 333-185936**

Dear Mr. Baumann:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pending Acquisitions, page 8

1.    We note your response to comment 1 from your letter dated March 29, 2013 and await the filing of financial statements under Rule 3-14 of Regulation S-X in your next amendment.

Dilution, page 56

2.    We note that you have excluded from the second table the certain shares that existing stockholders have a right to acquire pursuant to outstanding warrants and convertible preferred stock.  Please reflect these shares in the table assuming for purposes of exercise or conversion a recent share price or other reasonable price assumption.

Capitalization, page 58

3.      Please tell us why the Pro Forma column on your capitalization table is not reflective of all of the adjustments made to the pro forma balance sheet on page F-5.  Also, we note disclosure of pro forma indebtedness throughout your filing.  Based on the disclosure on page 37, it appears that you included borrowings on your revolving credit facility in the amount disclosed on that page, but you did not include those borrowings in your pro forma financial statements or other amounts disclosed for pro forma indebtedness.  Please clarify and revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

Funds from Operations and Core FFO, page 87

4.      We note that you have presented Pro Forma Net loss attributable to common stockholders in your reconciliation on page 88.  Please note that discontinued operations should not be included in pro forma financial information.  Please see Article 11 of Regulation S-X for reference and revise accordingly.  Also, clarify if your FFO measure represents FFO attributable to common stockholders; we note that it is unclear since you have included adjustment for noncontrolling interest, but not the accretion to preferred stock and preferred units.  In this regard, please clarify why your reconciliation does not start with Net loss and revise as necessary.

Net Operating Income, page 88

5.      We note that you present Total rental revenues in your NOI disclosure and that this represents an additional non-GAAP measure.  To the extent that you continue to present this non-GAAP revenue measure and adjust for discontinued operations and unconsolidated joint venture results in your NOI calculation, please identify the non-GAAP revenue measure separately and revise your disclosure to comply with all of the requirements of Item 10(e) of Regulation S-K.  Please also revise your definition of NOI on page 88 to specifically address your treatment of discontinued operations, property management fees, and your unconsolidated joint venture results in the measure.  Alternatively, revise the calculation of your NOI measure in accordance with how it is currently defined on page 88.

Unaudited Pro Forma Condensed Consolidated Financial Statements Information, page F-2

6.      You disclose on page F-2 that you have not included the future acquisitions of Estates at Wakefield and Fountains at New Bern in the pro forma financial statements since these properties are only partially completed, are unoccupied and have no rental history.  It is unclear how the exclusion of these properties complies with Article 11 of Regulation S-X as these properties appear to be significant.  Also, you disclose on page 77 that the

proceeds of the sale of Fontaine Woods were primarily used to acquire Vintage at Madison Crossing; since you present the acquisition of Vintage at Madison Crossing in your pro forma balance sheet, it is unclear why you have not also reflected the sale of Fontaine Woods.  Please revise or advise.

7.      Please further address the following items:
- Tell us how you have reflected acquisition costs related to the acquisitions reflected in your pro forma statements; revise your financial statements to comply with Article 11 of Regulation S-X or advise,
- Tell us and disclose the estimated amount of LTIP units expense that will be recorded for the grants you expect to make upon completion of this offering.  Also, tell us what consideration you gave to reflecting the grant of those units as a transaction in the pro forma statements, and
- Tell us and disclose how you determined that the purchase of the 50% interest in Estates at Perimeter is probable and factually supportable, and whether you expect to record a gain or loss related to the fair value of your previously held interest.

Notes to Condensed Consolidated Pro Forma Financial Statements, page F-7

Note F, page F-10

8.      We note your discussion on page 81 of potential refinancings of your indebtedness maturing in 2013 related to the Pointe at Canyon Ridge property and Estates at Maitland property.  We also note that you have reflected a reduction of outstanding loan principal in connection with the refinancing and extension of indebtedness on your Pointe at Canyon Ridge property in your adjustment for use of proceeds.  Please clarify how you determined that the Canyon Ridge refinancing is factually supportable and probable since it appears that you have only begun discussions with the lender and the terms of the refinancing are not yet available.  Also, tell us the amount of fees that you will incur related to these refinancings and why you have not included them in your use of proceeds.  Lastly, tell us what consideration you gave to including any related adjustments to your pro forma statements of income related to these refinancings.

Note M, page F-11

9.      Please expand your disclosure to show how you calculated the $7.9 million allocated to additional paid in capital and the $11.5 million allocated to noncontrolling interests. Furthermore, please revise the introduction discussion on page F-2 to include the amendments to your preferred stock and operating agreements in January, February, and March 2013 as transactions that you have given effect to, or advise.  Also, clarify why the pro forma statements of income were not adjusted for the outcome of these amendments.

Note C – Acquisitions of Mulitfamily Apartment Communities, page F-35

Estates at Millenia, page F-35

10.    We note that you have recorded contingent consideration of $3.7 million related to the acquisition of Estates at Millenia, consisting of your obligation to issue additional shares of Class A preferred stock based on increases in value of the Development Property. Please tell us and disclose:
- Your basis for classifying the contingent consideration as a liability rather than within equity,
- The basis for and significant assumptions used to determine the additional $356 thousand contingent consideration, included in the $3.7 million
- the period over which you will determine the increase in value of the Development Property, and
- The valuation method and significant assumptions used to value the preferred stock issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc:     Amanda Robins Poe
        Bass, Berry & Sims PLC